So 3/6/03 HB

SECURITIES AND EXCHANGE COMMISSION

03014137

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Archer Alexander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9401 Indian Creek Parkway, Suite 480
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald L. Minda, CPA CHARTERED
(Name – *if individual, state last, first, middle name*)

4200 Somerset Drive (Address) Prairie Village (City) Kansas (State) 66208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARCHER ALEXANDER SECURITIES CORPORATION
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2002

OATH OR AFFIRMATION

I, John M. Repine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archer Alexander Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

John Repine
Signature

CEO
Title

Janet Stevenson
Notary Public
My appointment expires January 4, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Page

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

I have audited the accompanying balance sheet of **Archer Alexander Securities Corporation** as of December 31, 2002, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Archer Alexander Securities Corporation** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Ronald J. Minda

February 7, 2003

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

ARCHER ALEXANDER SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash	$ 182,299	
Commissions Receivable	436,016	
Investments - Clearing Deposit	33,000	
Prepaid items	21,251	
Accounts Receivable – Other	20,240	
Total Current Assets		$ 692,806
FIXED ASSETS:		
Furniture and Fixtures	21,199	
Less: Allowance for depreciation	10,600	10,599
OTHER ASSETS:		
Organization Costs	20,916	
Less: Amortization	17,489	3,427
TOTAL ASSETS		$ 706,832

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$ 460,884	
Accounts payable and Accrued Items	46,473	
Total Current Liabilities		$ 507,357
STOCKHOLDERS' EQUITY:		
Capital stock issued - 10,000 shares at $1.00 par value	10,000	
Paid in capital	11,123	
Retained earnings	178,352	
Total Stockholders' Equity		199,475
TOTAL LIABILITIES AND EQUITY		$ 706,832

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

REVENUE:	
Commission income	$ 2,605,375
Interest income	56,031
Other income	34,995
TOTAL REVENUE	2,696,401
EXPENSES:	
Commission expense	2,245,007
Insurance	31,654
Rent	38,268
Telephone	9,431
Interest	1,197
Clearing expense	3,639
Printing and office supplies	48,056
Licenses, permits and fees	60,709
Depreciation and amortization	6,231
Professional fees	7,220
Travel and entertainment	6,311
Payroll expenses	243,556
Recruiting	2,405
TOTAL EXPENSES	2,703,684
NET INCOME	$ (7,283)

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

	Capital Stock	Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE – April 1, 2002	$10,000	$38,123	$ 185,635	$233,758
Add:				
Capital stock	---	---	---	---
Paid in capital	---	(27,000)	---	(27,000)
Net income (loss)	---	---	(7,283)	(7,283)
BALANCE – December 31, 2002	$10,000	$11,123	$ 178,352	$199,475

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (7,283)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	6,231
Decrease (increase) in assets -	
(Increase) decrease in receivables	(362,395)
(Increase) decrease in investments	32,562
(Increase) decrease in prepaid items	(11,370)
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	(396,752)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	54,497
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in capital	(27,000)
NET INCREASE/(DECREASE) IN CASH	27,497
CASH –April 1, 2002	154,802
CASH - December 31, 2002	$ 182,299

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Archer Alexander Securities Corporation (AASC) is a registered broker-dealer having all customer transactions cleared through other broker-dealers on a fully disclosed basis. AASC is a wholly-owned subsidiary of Great Plains Capital Corporation. AASC acquired the S.E.C. license of Benefit & Investment Solutions, Inc., which ceased operations in September 1998.

Securities Transactions

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

Registration and Regulator Fees

AASC charges the cost of registration and regulatory fees to expense in the period to which those fees apply.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation included in operating expenses are computed on the straight line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to income as incurred, whereas major repairs that extend the useful lives of the furniture and equipment are capitalized.

NOTE 2: CASH ON DEPOSIT WITH CLEARING BROKER

Cash balances of $33,000 on deposit with clearing brokers are maintained as collateral for customers' open security transactions.

ARCHER ALEXANDER SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(Continued)

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, AASC had net capital of $133,958, which was $100,133 in excess of its required minimum dollar net capital of $33,825. The Company's net capital ratio was 3.78 to 1. The amount of aggregate indebtedness at December 31, 2002 was $507,357.

NOTE 4: INCOME TAXES

The Company is included in the Consolidated Income Tax Return of its parent, Great Plains Capital Corporation. There was no income tax liability for the nine months ended December 31, 2002..

NOTE 5: RELATED PARTY TRANSACTION

Amounts due from or due to related parties at December 31, 2002 is as follows:

	2001
Commissions and accounts payable	$15,851

NOTE 6: COMMITMENTS

The Company leases its facilities through a sub-lease that expires on September 30, 2004. Minimum rental commitments in excess of one year are as follows:

December 31, 2003	$ 51,983
December 31, 2004	$ 38,987

RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Archer Alexander Securities Corporation
Mission, Kansas

I have audited the accompanying financial statements of Archer Alexander Securities Corporation as of and for the year ended December 31, 2002 and have issued my report thereon dated February 7, 2003. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ronald D. Minda

February 7, 2003

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

ARCHER ALEXANDER SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 199,475
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	$ 10,599	
Prepaid expenses	21,251	
Other assets	23,667	55,517
Net capital before haircuts and other deductions		143,958
Bonding deductions		(10,000)
TOTAL NET CAPITAL		$ 133,958
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 507,357
TOTAL AGGREGATE INDEBTEDNESS		$ 507,357
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 33,825
Excess net capital at 1,000%		$ 83,222
Percentage of aggregate indebtedness to net capital		378%
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 100,133

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF RECONCILIATION
ON STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2002

ASSETS

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
ASSETS			
Cash	$ 182,299		$ 182,299
Clearance Account	33,000		33,000
Receivables – broker dealers	436,016		436,016
Furniture and fixtures	10,599		10,599
Other receivables	240	(A) 20,000	40,200
Other assets	44,678	(A) (20,000)	16,445
TOTAL ASSETS	706,832	-0-	706,832
Total Assets - Allowable	651,315		651,315
Total Assets - Non-allowable	55,517		55,517
TOTAL ASSETS	$ 706,832		$ 706,832

LIABILITIES AND FUND BALANCES

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
LIABILITIES AND STOCKHOLDER'S EQUITY			
Payable to broker and dealers	$ 505,132	(A) (44,248)	$ 460,884
Accounts payable	2,225	(A) 44,248	46,473
TOTAL LIABILITIES	507,357	-0-	507,357
TOTAL LIABILITIES – NON AI	2,225	(A) (2,225)	-0-
TOTAL LIABILITIES - AI	505,132	(A) 2,225	507,357
	507,357	-0-	507,357
STOCKHOLDERS EQUITY			
Common stock	10,000		10,000
Paid-in capital	11,123		11,123
Retained earnings	178,352		178,352
TOTAL STOCKHOLDER'S EQUITY	199,475		199,475
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 706,832		$ 706,832

* Refers to the most recent unaudited pages 1 to 4, Part II of Form X 17A-5 filed by Archer Alexander Securities Corporation as of December 31, 2002.

(A) – Reclassifications

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

In planning and performing my audit of the financial statements of Archer Alexander Securities Corporation for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Archer Alexander Securities Corporation that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 7, 2003